UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________________

FORM 11-K
____________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________

Commission File Number 001-03970

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN

HARSCO CORPORATION
350 Poplar Church Road
Camp Hill, PA 17011
Telephone (717) 763-7064

Harsco Retirement Savings
and Investment Plan

Financial Statements as of December 31, 2015 and 2014 and for the Year Ended December 31, 2015 and Supplemental Schedules as of December 31, 2015

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
INDEX

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
December 31, 2015 and 2014

Statement of Changes in Net Assets Available for Benefits	3
For the Year Ended December 31, 2015

Notes to Financial Statements	4

Supplemental Schedules:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) - December 31, 2015 *	9

Signatures	10

Exhibit Index	11

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules & Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Harsco Retirement Savings and Investment Plan
Camp Hill, PA

We have audited the accompanying statements of net assets available for benefits of the Harsco Retirement Savings and Investment Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014 and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of Schedule H Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including it's form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/BDO USA, LLP
Harrisburg, Pennsylvania
June 27, 2016

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)	December 31 2015	December 31 2014

ASSETS
Investments, at fair value	$143,572	$163,536

Receivables:
Employer contributions	55	1
Participant contributions	112	2
Notes receivable from participants	2,431	3,102
Total receivables	2,598	3,105

Total assets	$146,170	$166,641

Net assets available for benefits	$146,170	$166,641

The accompanying notes are an integral part of the financial statements.

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2015

(In thousands)
Additions:
Contributions:
Participants	$7,489
Employer	3,696
Rollovers	377
Total contributions	11,562

Interest income on notes receivable from participants	101

Investment income (loss):
Net depreciation in the fair value of investments	(12,974)
Dividend income	2,764
Net investment loss	(10,210)

Net additions	1,453

Deductions:
Benefits paid to participants	21,695
Administrative expenses	229
Total deductions	21,924

Net decrease	(20,471)

Net assets available for benefits
Beginning of Year	166,641
End of Year	$146,170

The accompanying notes are an integral part of the financial statements.

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

1.	Plan Description

The following description of the Harsco Retirement Savings and Investment Plan (the “Plan”) provides only an abbreviated summary of the general provisions of the Plan. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan providing retirement benefits to eligible employees. The Plan is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC").

All U.S. salaried employees and non-union hourly employees (including officers), who are employed by Harsco Corporation (“the Company”) or any eligible subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company and who are not participants in the Harsco Corporation Savings Plan, are deemed "Eligible Employees.” Also eligible are employees covered by a collective bargaining agreement where the agreement provides for the employees' eligibility to participate in the Plan.

Contributions

New employees are automatically enrolled in the Plan at a pre-tax savings rate of 3% via payroll deductions with contributions being directed to a designated target date fund based on the participant's current age and a retirement age of 65. Employees have the option to opt out of this Plan or to contribute an amount different than the automatic contribution amount, and to invest in funds other than the Plan's default fund.

Contributions are in whole percentages from 1% to 75% of compensation received for services as an employee of the Company or any subsidiary of the Company. The participant designates what percentage of such contributions will be Pre-Tax Contributions and what percentage will be After-Tax Contributions. A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 5% of his or her compensation may also elect to contribute from 1% to 70% of his or her compensation as an Unmatched Pre-Tax Contribution and from 1% to 16% of his or her compensation as an Unmatched After-Tax Contribution, subject to Internal Revenue Service (“IRS”) and Plan limitations. In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 5% of compensation and Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 70% of compensation or (b) Pre-Tax Contributions exceed the amount specified by the IRC. Pre-Tax Contributions constitute a reduction in the participant's taxable income for purposes of Section 401(k) of the IRC. After-Tax Contributions are considered to be the participant's contributions to the Plan and do not constitute a reduction in the participant's taxable income for the purposes of Section 401(k) of the IRC. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans, or rollover contributions.

Pursuant to the Plan, the Company makes employer contributions to the Trustee for the account of each participant in an amount equal to 100% of the first 3% of such participant's compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions, and 50% of the sum of the next 2% of each eligible Participant's Matched Pre-Tax Contributions and/or Matched After-Tax contributions for the period.

The Company may make a discretionary contribution to the Plan in an amount determined by the Company's Board of Directors. Employer discretionary contributions are allocated to the accounts of eligible participants in the proportion that each eligible participant's compensation bears to the aggregate compensation of all eligible participants who are entitled to an allocation of the Company discretionary contribution for that Plan year. The Company made no discretionary contributions for the Plan year ended December 31, 2015.

Participant Accounts

Each participant's account is credited with the participant's contributions and matched pre-tax contributions and matched after-tax contributions, as well as allocations of any discretionary contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon and matched pre-tax contributions and matched after-tax contributions to the Plan. Participants are 100% vested in the Company's discretionary contributions after three years of credited service. For amounts transferred to this Plan from the Harsco Corporation Savings Plan, a participant is vested in the Company's discretionary contributions after three years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. The participant may choose the loan repayment period, not to exceed five years. However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the participant's principal residence. Interest rates on outstanding loans, based on the prime rate plus one percent, ranged from 4.25% to 10.50% at December 31, 2015, with maturity dates ranging from 2016 to 2030. Principal and interest is paid ratably through payroll deductions.

Notes receivable from participants are carried at unpaid principal plus accrued, but unpaid interest.

Payment of Benefits

On termination of service, a participant or beneficiary may elect one of three options: to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account; a portion paid in a lump-sum, and the remainder paid later; or annual installments over not more than fifteen years.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Administration

The Plan participants pay investment management and recordkeeping fees related to maintaining the Plan as a whole. Loan setup fees and withdrawal fees are paid by the participant. Purchases and sales of the Company's Common Stock are assessed a commission per share, which is paid by the participant. This fee is $0.03 per share. Investment related expenses are included in net depreciation of the fair value of investments.

Investment Valuation and Income Recognition

Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan's Investment Committee determines the Plan's investments valuation utilizing information provided by the investment advisers and custodians. See Note 3, Fair Value Measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Net depreciation includes the Plan's gains and losses on investments bought and sold as well as unrealized gains and losses on investments held at year end.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Forfeitures

Forfeitures, which are a result of participant withdrawals prior to their full vesting in the Plan, are used to reduce the amount of future employer contributions as directed by the Plan Administrator. In 2015, forfeited amounts of $134 thousand were used to offset employer contributions. At December 31, 2015 and 2014, forfeited nonvested accounts totaled $0 thousand and $22 thousand. These accounts are used to reduce future employer contributions.

Subsequent Events

The Company and Plan has performed an evaluation of events subsequent to December 31, 2015 and through the date of financial statement issuance which would require adjustment to or additional disclosure in the financial statements. No events were identified.

Recently Adopted Accounting Standard

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Plans (Topic 965), Parts I through III. Only Part II of the ASU applies to the Plan. Part II eliminates certain disclosure requirements including disaggregating investments by nature, risks and characteristics, disclosing investment strategy of investments measured using the net asset value practical expedient, disclosing individual investments that represent five percent or more of net assets available for benefits, and disclosing net appreciation or depreciation for investments by general type. The Plan has elected to early adopt Part II of the ASU, retrospectively, in the Plan's December 31, 2015 financial statements. Accordingly, the disclosures have been changed to reflect such adoption. There was no impact on net assets available for benefits as a result of the adoption of this ASU.

3.	Fair Value Measurements

The fair value framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize inputs and the use of unobservable inputs.

The Plan primarily applies the market approach for fair value measurements and endeavors to utilize the best available information. Accordingly, the Plan utilizes valuation techniques that maximize the use of observable inputs, such as quoted prices in active markets, and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based on the observability of those inputs. Common stock is valued at the closing price reported on the active market on which the individual security is traded. Investments in mutual funds are primarily valued at net asset value in an exchange and active market, which represents the net asset values of shares held by the Plan at year-end.

The Plan recognizes the methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Plan believes its valuation methods are appropriate and consistent with other market participants expectations for the Plan's investments, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement. There have been no significant changes in the methodologies used for transfers between levels during the years ended December 31, 2015 and 2014.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value:

	December 31, 2015

(in thousands)	Level 1	Level 2	Level 3	Total

Mutual funds	$135,328	$—	$—	$135,328
Common stock	8,244	—	—	8,244
Total investments	$143,572	$—	$—	$143,572

	December 31, 2014

(in thousands)	Level 1	Level 2	Level3	Total

Mutual funds	$142,619	$—	$—	$142,619
Common stock	20,917	—	—	20,917
Total investments	$163,536	$—	$—	$163,536

4.	Related-Party and Party in Interest Transactions

The majority of the Plan's investments are shares of mutual funds managed by Wells Fargo, trustee, custodian and recordkeeper. These transactions qualify as party in interest transactions. Fees paid by the Plan for the investment management services amounted to $154 thousand for the year ended December 31, 2015.

Transactions in the Company's Common Stock also qualify as party in interest transactions. For the year ended December 31, 2015, the Plan purchased $1,691 thousand and sold $2,755 thousand of the

Company's common stock, and recorded dividend income totaling $883 thousand from the Company and are included in Administrative expenses on the Statement of Changes in Net Assets Available for Benefits.

Additionally, notes receivable from participants qualify as party in interest transactions. For the year ended December 31, 2015, the Plan received $101 thousand in interest income on notes receivable from participants.

5. Plan Termination

Although the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions and loans thereunder, subject to the provisions of ERISA. In the event of Plan termination, the accounts of each affected employee would be fully vested. Complete distributions or withdrawals would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

6. Tax Status

The IRS has determined and informed the Company by a letter dated March 5, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the amendment date cited in the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRS and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

SUPPLEMENTAL SCHEDULE
HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4(i) - FORM 5500
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER - 23-1483991
THREE-DIGIT PLAN NUMBER - 258
AS OF DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral and par or maturity value	(d) Cost	(e) Current Value (in thousands)
*	Harsco Corporation	Common stock	**	$8,244
	American Europacific Growth Fund	Mutual fund	**	7,689
	Blackrock Bond Fund Institutional Shares	Mutual fund	**	6,700
	Dodge & Cox Stock Fund	Mutual fund	**	10,062
	Loomis Sayles Global Bond Fund	Mutual fund	**	253
	Mainstay Large Cap Growth Fund	Mutual fund	**	16,238
	Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Portfolio	Mutual fund	**	4,645
	Morgan Stanley Institutional Mid Cap Growth Fund	Mutual fund	**	1,928
	Neuberger Berman Genesis Fund	Mutual fund	**	7,157
	T. Rowe Price Retirement Income Fund	Mutual fund	**	737
	T. Rowe Price Retirement 2005	Mutual fund	**	553
	T. Rowe Price Retirement 2010	Mutual fund	**	1,513
	T. Rowe Price Retirement 2015	Mutual fund	**	6,076
	T. Rowe Price Retirement 2020	Mutual fund	**	8,898
	T. Rowe Price Retirement 2025	Mutual fund	**	7,363
	T. Rowe Price Retirement 2030	Mutual fund	**	7,449
	T. Rowe Price Retirement 2035	Mutual fund	**	4,715
	T. Rowe Price Retirement 2040	Mutual fund	**	5,365
	T. Rowe Price Retirement 2045	Mutual fund	**	2,637
	T. Rowe Price Retirement 2050	Mutual fund	**	1,107
	T. Rowe Price Retirement 2055	Mutual fund	**	990
	Vanguard Extended Market Index Fund	Mutual fund	**	1,096
	Vanguard Inflation Protected Securities	Mutual fund	**	792
	Vanguard Institutional Index Fund	Mutual fund	**	13,994
	Vanguard Mid Cap Value Index Fund	Mutual fund	**	3,003
	Vanguard Total Bond Market Index Fund	Mutual fund	**	1,978
	Vanguard Total International Stock Index Fund	Mutual fund	**	516
*	Wells Fargo Advantage Heritage Money Market Fund	Mutual fund	**	11,717
*	Wells Fargo Advantage Government Money Market Fund	Mutual fund	**	157
	Total mutual funds			135,328
*	Notes receivable from participants - Interest at 4.25% to 10.50%, fully secured by vested benefits, due 2016 to 2030	Participant loans	**	2,431
	Total Assets Held			$146,003

* Party in interest
** Cost information is not presented because investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN

Date	June 27, 2016	/s/ Russell C. Hochman
Russell C. Hochman
Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

EXHIBIT INDEX

Number	Description

23.1	Consent of BDO USA, LLP (filed herewith)